Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we have been providing products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, hereafter referred to as the domestic companies (the “Domestic Companies”), which are established under the laws of the PRC. From 2017, we have been providing service to companies in other power energy industries such as the electronic power industry and the renewable energy industry. As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. To this end, our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”), Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon - SD”) and Guangxi Recon Renewable Resources Co., Ltd. (“Recon - GX”) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), and Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”) (collectively, the “Domestic Companies”), which provide services designed to automate and enhance the extraction of and facilitate the sale of petroleum products. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. From 2018, our business has been expanding to the downstream of the energy industry– the civil and industrial heating furnaces market, electric and coal chemical industry and the energy service management industry. As we acquired major equity interest of FGS in year 2021, we also extend our business to fuel market. We derive our revenue from the sales and provision of (1) automation products and projects, (2) equipment and installment for heating furnaces and overall energy saving resolution, (3) chemical products and overall resolution for wastewater and oily sludge treatment, (4) downhole services, production enhancement, engineering and project services for aforementioned, and (5) platform development services for gas stations and other entities that will provide services under the scenario of refuel.

●	Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems. From 2018, Nanjing Recon also provides automation products and services to other segments of the energy industry, such as the new energy industry, electric power and coal chemical industries.
●	BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has also been expanding services to oilfield wastewater and oily sludge treatment, and extended its heating products and resolutions to the civil market by leveraging its advantage on furnace products.

We entered into the wasted plastic chemical recycling business in year 2023 and established two new wholly-owned subsidiaries, Shandong Recon Renewable Resources Technology Co., Ltd (“Recon-SD”) on October 10, 2023, and Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”) on February 22, 2024 through Recon-IN to serve customers located in different areas.

Recent Developments

On September 2025, our Board of Directors ratified a decision by Recon-BJ to enter into a definitive agreement on or about October 13, 2025, with Guangxi Jindu Investment Co., Ltd. for the purpose of establishing a special fund consisting of ¥100 million as a loan to support the development and operation of an industrial park project in Guangxi. The loan has a term of 20 years and carries an annual interest rate of 4.5%. The industrial park project is planned to include modern factory buildings totaling approximately 52,204 square meters. Guangxi Jindu Investment Co., Ltd. will be responsible for the Project’s development, construction, marketing and promotion, and day-to-day management of the industrial park.

From July 2025 to December 2025, FGS’s operations were materially and adversely affected by strategic shifts in its major clients’ business decisions and unfavorable changes in domestic industry policies. Consequently, FGS’s revenue and active business activities declined precipitously, reaching zero by the end of December 2025. Following a comprehensive assessment, the Domestic Companies have determined that FGS faces insurmountable challenges in executing a viable business transformation, due to sustained policy headwinds and the irreversible erosion of its core customer base. Accordingly, the Domestic Companies have resolved to initiate the orderly wind-down and dissolution of FGS. This process will involve the formal termination of all remaining employee contracts in a manner compliant with applicable labor laws, followed by the full liquidation of FGS’s assets and the formal deregistration of the company, targeted for completion by the end of fiscal year 2026.

On February 13, 2026, the Company held its annual general meeting of shareholders (the “Annual Meeting”), at which shareholders approved the following special resolutions.

First, to increase the authorized share capital of the Company be increased from $58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of $0.0001 each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each, to $320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of $0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each, by the creation of 2,500,000,000 Class A Ordinary Shares of a nominal or par value of $0.0001 and 120,000,000 Class B Ordinary Shares of a nominal or par value of $0.0001 each.

Second, to authorize the Company effect one or more reverse share splits of its authorized, issued and outstanding Class A Ordinary Shares by way of consolidation at an exchange ratio of up to one-for-eight thousand (1:8,000) in the aggregate (the “Share Consolidations”), with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the Directors in their absolute discretion within two years following the date of the AGM.

Recent Industry Developments and Business Outlook

In the first half of fiscal year 2026, the global crude oil market operated in a pattern of “supply surplus and weakened demand” amid the rebalancing of the energy system, with international oil prices continuing their downward trend amid intertwined fundamental pressures and geopolitical variables. While earlier supply-side pressures from OPEC+ production discipline persisted, they were increasingly counterbalanced by weakening demand fundamentals. Global economic growth remained sluggish, with major economies—including China—facing persistent challenges in sustaining robust recovery momentum. Although China implemented further stimulus measures to bolster domestic consumption and industrial activity, the pace of energy demand rebound remained moderate. Meanwhile, geopolitical risks, while not fully resolved, stabilized at lower intensity compared to prior periods, removing much of the risk premium that had previously supported elevated oil prices. Against this backdrop, international oil prices trended downward from their previous highs, settling into a narrower trading range at more normalized levels.

The Chinese government continued to consolidate its commitment to ensuring energy security and economic stability, reinforcing strategic coordination across the energy sector. In response, domestic oilfield operators have intensified efforts to optimize operational efficiency, enhance cost control, and advance technological innovation to sustain production resilience. Driven by domestic oilfield production stabilization and technological upgrading needs, demand for high-value-added services grew significantly—including green environmental protection services such as oily sludge treatment and wastewater recycling, as well as intelligent technical services such as smart drilling and digital reservoir management. In contrast, traditional service segments such as conventional drilling and well workover faced intensified competition due to oversupply pressure. Despite external uncertainties, the Company’s operations during the period remained stable and orderly, reflecting its solid operational foundation, adaptive management capabilities, and continued alignment with national energy strategies. Looking ahead, the Company remains vigilant in navigating market dynamics while focusing on long-term sustainable development.

At the same time, we believe that the demand from oilfield customers for green, low-carbon, digitized and intelligent solutions to improve recovery and production efficiency will continue to rise, in order to ensure a continuous and stable supply of high-quality oil and gas resources to meet market demand.

With plastic waste ballooning into a global environmental crisis, and oil and chemical companies focus more on ESG management, we see increasing opportunities on the circular economy and a growing market demand for sustainable and recycled materials, in which products and materials are reused, remanufactured and recycled. Chemical recycling plays an important role in achieving these goals by preserving the value of plastic materials. Beginning in early calendar year 2023, we have been participating in the chemical recycling of low-value plastics and initiated a 40,000-ton-per-year waste plastic chemical recycling project (“Recon Plastic Chemical Recycling Project” or “the Project”). We have signed purchase intentions with some multinational and local chemical companies, and based on these demands, we have started the construction of our plants. For the 2025 fiscal year, we have completed all pre-approval procedures, obtained the construction project planning permit, and officially commenced work on April 28, 2025. The Project is expected to be fully completed by July 2026, and a required one-month trial operations production phase will commence in December 2026, in accordance with domestic regulatory laws, rules, and regulations.

Growth Strategy

As a small company focused on the Chinese market, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with larger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and to improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability. While consolidating our domestic foundation, we actively expanded our offshore oilfield business this year, successfully extending our service footprint to the international market. This initiative has not only effectively broadened our business boundaries and development potential but also significantly enhanced our resilience against risks associated with reliance on a single market.

Currently, as more markets in China’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience and deep knowledge of the energy industry, especially in oil and gas, will always be the long-term foundation for the company’s growth. By tapping into technological advances in recent years, such as solar energy and the Smart Industry and Industrial Internet, which is bringing about a fundamental change in the way factories and workplaces function by making them safer, more efficient, more flexible and more environmentally friendly. We expect to create more profitable business lines.

Also, to diversify our revenue stream and lower the risk of concentration, we will continue to seek new opportunities in other industries by leveraging our knowledge of intelligent equipment and the “internet of things” (IoT), which is a crucial component of the Smart Industry and Industrial Internet.

We also see threats from climate changes and opportunities from sustainable investments. We have also begun to engage in green, low-carbon and recyclable resource businesses to secure our long-term growth.

Trend Information

Other than as disclosed elsewhere in this report we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2026 which are reasonably likely to have a material effect on our net revenue, income from operations, profitability, liquidity or capital resources, or would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry which include but are not limited to:

●	oil and gas prices;
●	the amount of spending by our customers, primarily those in the oil and gas industry;
●	growing demand from large corporations for improved management and software designed to achieve such corporate performance;
●	the procurement processes of our customers, especially those in the oil and gas industry;

●	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;
●	the ongoing development of the oilfield service market in China;
●	unpredictability of policies regarding the energy and internet sectors; and
●	inflation and other macroeconomic factors.
●	Unfavorable changes in any of these general conditions could negatively affect the number and size of the projects we undertake, the number of products we sell, the amount of services we provide, the price of our products and services, and otherwise affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:

●	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;
●	our ability to increase our revenue from both old and new customers in the oil and gas industry in China;
●	our ability to effectively manage our operating costs and expenses; and
●	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

Major Critical Accounting Policies and Estimates

Consolidation of VIEs

A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with US GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses related to accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for credit losses related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments

The U.S. GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the consolidated balance sheets for short-term investments, accounts receivable, notes receivable, other receivables, purchase advances, contract cost, accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loans and short-term borrowings – related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts of the long-term borrowings is estimated using discounted cash flow models, which discount future principal and interest payments at current market interest rates for similar debt instruments with comparable credit risk and maturities. The carrying amount may approximate fair value only if the stated interest rates are consistent with prevailing market rates at the reporting date. The fair value of loans to third parties is estimated by discounting expected future cash flows at current market rates applicable to instruments with similar credit profiles and terms. The carrying amount, which is measured at amortized cost less any allowance for credit losses, may differ from fair value if market interest rates or credit conditions have changed significantly since origination.

Investment in Unconsolidated Entity

The Company’s investments in unconsolidated entities are equity interests over which the Company has no control, joint control, or significant influence (the “Investments”). Pursuant to US GAAP (ASC 321 and ASC 323), the accounting treatment is determined by the Company’s influence over investees and the availability of readily determinable fair values.

For investments where the Company holds less than 20% of voting equity interests and has concluded it lacks significant influence, the Investments are accounted for under ASC 321-10-35-2’s measurement alternative. The measurement alternative applies because the Investments’ fair values are not readily determinable (no active/comparable market, and reliable estimates are impracticable). Initially measured at cost, subsequent carrying amounts are adjusted for impairments, observable price changes in orderly transactions for the same/similar securities, and cash dividends.

The Company evaluates impairments annually. A qualitative assessment identifies impairment indicators; if present, fair value is estimated under ASC 820 using appropriate valuation techniques (e.g., DCF, comparable transactions) with relevant inputs. Pursuant to ASC 321-10-50-3, the Investments’ carrying amounts, impairments, cumulative price adjustments, and explanatory information are disclosed in the notes 12.

Revenue Recognition

In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Payment terms and conditions vary according to the type of contract, although the Company generally requires customers to pay within one year of the satisfaction of performance obligations. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the contracts do not include a significant financing component. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

Disaggregation of Revenue

Revenue are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenue disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenue for the six months ended December 31, 2024 and 2025 is disclosed in Note 30 to accompanying consolidated financial statements.

Automation Products and Software; Equipment, Accessories and Others

The Company generates revenue primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the

Company recognizes revenue using output method, based on the percentage-of-completion method. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

The Company provides online platform development and maintenance services to gas stations in various provinces in China. The Company believes that customers receive and consume the economic benefits simultaneously as the Company fulfils its performance obligations and that the operation and maintenance services are continuous in nature, with customers receiving ongoing benefits throughout the service period. The Company invoices customers at the end of each month based on fixed service fees and classifies this portion of revenue as revenue recognized over time.

The Company also provides API (application programming interface) port export services and related maintenance services to business partners in various industries that may have transactions in the fueling scenario. As the Company does not create or enhance assets controlled by its customers during the provision of its services and its customers do not simultaneously receive and consume services, the Company recognizes revenue at a single point in time when the online transaction is completed. The Company’s services enable terminal users of various mobile applications operated by its customers or partners to complete refueling transactions in cash or online through various payment channels; when each transaction, including refueling and payment, is completed, the Company is entitled to charge, at pre-set rates, each transaction amount as a service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly on a per-transaction basis.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US Dollars
		(Unaudited)	(Unaudited)
Contract costs, net	¥53,547,408	¥26,519,752	$3,792,274
Contract liabilities	¥4,719,255	¥1,273,179	$182,062
Contract liabilities- related parties	¥—	¥400,000	¥57,199

Contract Costs, Net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenue. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met. The amount of revenue recognized during the six months ended December 31, 2024 and 2025 that was previously included within contract liability balances was ¥263,824, and ¥3,634,599 ($519,741), respectively.

Performance Obligations

Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized upon the service rendered. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2025.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2025, the Company did calculation and the amount was not material as end of December 31, 2025.

Accounts Receivable, Net, Other Receivables, Net and Loan to Third Parties

Accounts receivables are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable, other receivables and loan to third parties. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●	the oil price and fluctuation of the overall oil industry;
●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable, other receivables and loan to third parties.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award’s fair value.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

Results of Operations

The following consolidated results of operations include the results of operations of the Company and the Domestic Companies.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended December 31, 2025 Compared to Six Months Ended December 31, 2024

During the six months ended December 31, 2025, the Company’s core business remained stable and achieved growth, primarily driven by some overseas oilfield projects. Additionally, settlement prices for oilfield environmental protection services gradually recovered, contributing to an upward trend in revenue.

Revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2024	2025	(Decrease)	Change
Automation product and software	¥20,923,759	¥62,279,498	¥41,355,739	197.6%
Equipment and accessories	15,684,480	17,289,486	1,605,006	10.2%
Oilfield environmental protection	2,721,894	5,479,937	2,758,043	101.3%
Platform outsourcing services	2,739,137	—	(2,739,137)	(100.0)%
Total revenue	¥42,069,270	¥85,048,921	¥42,979,651	102.2%

Our total revenue for the six months ended December 31, 2025 were approximately ¥85.0 million ($12.2 million), an increase of approximately ¥43.0 million ($6.2 million) or 102.2% from ¥42.0 million for the same period in 2024.

(1)	Revenue from automation product and software increased by ¥41.4 million ($5.9 million) or 197.6%. For the six months ended December 31, 2025, the increase in revenue from automation products and software was primarily driven by the Company’s ¥44.2 million overseas oilfield projects during the period. This was a consequence of the second phase of oilfield capacity construction and the launch of a major automation service and maintenance project that we secured outside China in 2012. The growth was partially offset by a decline of ¥2.7 million in the domestic oilfield business, due to reduced maintenance efforts in the domestic market during the six months period, as our focus shifted towards overseas projects. Looking ahead, we will be making a particular shift in our personnel, moving them from overseeing markets to strengthening our domestic market maintenance.
(2)	Revenue from equipment and accessories increased by ¥1.6 million ($0.2 million) or 10.2%. For the six months ended December 31, 2025, the increase was primarily driven by a ¥4.1 million growth contributed by offshore oilfield operations, as well as revenues of about ¥1.2 million from new onshore oilfield customers. This increase offset some of the ¥3.7 million revenue decline due to reduced business from some occasional orders we achieved in the compared period.
(3)	Revenue from oilfield environmental protection services increased by ¥2.8 million ($0.4 million), or 101.3%. This growth was primarily driven by the increase of settlement prices of some wastewater treatment clients.
(4)	Revenue from platform outsourcing services decreased by ¥2.7 million ($0.4 million) or 100%. FGS’s operations were materially and adversely affected by strategic shifts in its major clients’ business decisions to terminate online cooperation of third-party companies and unfavorable changes in domestic industry policies. Consequently, FGS’s revenue and active business activities declined precipitously, resulting in zero revenue for the six months ended December 31, 2025.

Cost of revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2024	2025	(Decrease)	Change
Automation product and software	¥12,381,024	¥40,686,384	¥28,305,360	228.6%
Equipment and accessories	11,151,894	13,154,791	2,002,897	18.0%
Oilfield environmental protection	4,852,390	2,729,988	(2,122,402)	(43.7)%
Platform outsourcing services	329,160	—	(329,160)	(100.0)%
Total cost of revenue	¥28,714,468	¥56,571,163	¥27,856,695	97.0%

Our total cost of revenue increased from ¥28.7 million for the six months ended December 31, 2024 to ¥56.6 million ($8.1 million) for the same period in 2025.

(1)	For the six months ended December 31, 2024 and 2025, cost of revenue from automation product and software was approximately ¥12.4 million and ¥40.7 million ($5.8 million), respectively, representing an increase of approximately ¥28.3 million ($4.0 million) or 228.6%. The increase in cost of revenue from automation product and software was primarily attributable to increased revenue of automation products and software.
(2)	For the six months ended December 31, 2024 and 2025, cost of revenue from equipment and accessories was approximately ¥11.2 million and ¥13.2 million ($1.9 million), respectively, representing an increase of approximately ¥2.0 million ($0.3 million) or 18.0%. The increase in costs of revenue was primarily driven by expanded business activity, mirroring the same factor behind the growth in revenue.
(3)	For the six months ended December 31, 2024 and 2025, cost of revenue from oilfield environmental protection was approximately ¥4.8 million and ¥2.7 million ($0.4 million), respectively, representing a decrease of approximately ¥2.1 million ($0.3 million) or 43.7%. While actively pursuing new business opportunities in a constrained market, the Company undertook testing projects. Given their high uncertainty, equipment costs for these projects were fully costing upon purchase in the prior period, resulting in lower costs in the current period compared to the prior period.
(4)	For the six months ended December 31, 2024 and 2025, the reason for the decrease is consistent with that of the revenue decline.

Gross Profit

	For the Six Months Ended
	December 31,
	2024		2025
	Gross		Gross		Increase /	Percentage
	Profit	Margin %	Profit	Margin %	(Decrease)	Change
Automation product and software	¥8,542,735	40.8%	¥21,593,114	34.7%	¥13,050,379	152.8%
Equipment and accessories	4,532,586	28.9%	4,134,695	23.9%	(397,891)	(8.8)%
Oilfield environmental protection	(2,130,496)	(78.3)%	2,749,949	50.2%	4,880,445	(229.1)%
Platform outsourcing services	2,409,977	88.0%	—	0.0%	(2,409,977)	(100.0)%
Total gross profit and margin %	¥13,354,802	31.7%	¥28,477,758	33.5%	¥15,122,956	113.2%

Our total gross profit increased to ¥28.5 million ($4.1 million) for the six months ended December 31,2025 from ¥13.4 million for the same period in 2024. Our gross profit as a percentage of revenue increased to 33.5% for the six months ended December 31, 2025 from 31.7% for the same period in 2024.

(1)	For the six months ended December 31, 2024 and 2025, gross profit from automation products and software was approximately ¥8.5 million and ¥21.6 million ($3.1 million), respectively. This represents an increase of approximately ¥13.1 million ($1.9 million), or 152.8%, primarily driven by the Company’s overseas oilfield projects. However, the overall gross margin declined during the period due to a higher proportion of hardware revenue, which carries a lower gross margin.
(2)	For the six months ended December 31, 2024 and 2025, gross profit from equipment and accessories was approximately ¥4.5 million and ¥4.1 million ($0.6 million), respectively, representing a decrease of approximately ¥0.4 million ($0.1 million) or 8.8%. The gross margin for automation equipment and accessories has remained relatively stable in this period.
(3)	For the six months ended December 31, 2024 and 2025, gross profit from oilfield environmental protection services was approximately negative ¥2.1 million and ¥2.7 million ($0.4 million), respectively, representing an increase of ¥4.9 million ($0.7 million), or 229.1%. The higher costs in the prior period were primarily due to testing projects conducted in 2024, for which equipment costs were fully expensed upon purchase.
(4)	For the six months ended December 31, 2024 and 2025, gross profit from platform outsourcing services was approximately ¥2.4 million and nil, respectively, representing a decrease of approximately ¥2.4 million ($0.3 million), or 100%, primarily due to the suspension of operations.

Operating Expenses

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2024	2025	(Decrease)	Change
Selling and distribution expenses	¥5,177,944	¥4,340,014	¥(837,930)	(16.2)%
% of revenue	12.3%	5.1%	(7.2)%	—
General and administrative expenses	24,038,744	28,677,355	4,638,611	19.3%
% of revenue	57.1%	33.7%	(23.4)%	—
Allowance for (Reversal of) credit losses	870,714	(18,355)	(889,069)	(102.1)%
% of revenue	2.1%	0.02%	(2.12)%	—
Research and development expenses	10,167,182	7,921,405	(2,245,777)	(22.1)%
% of revenue	24.2%	9.3%	(14.9)%	—
Operating expenses	¥40,254,584	¥40,920,419	¥665,835	1.7%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses decreased by 16.2%, or ¥0.9 million ($0.1 million), from ¥5.2 million for the six months ended December 31, 2024 to ¥4.3 million ($0.6 million) in the same period of 2025. The decrease was primarily attributable to reduced bidding expenses and travel costs, as well as payroll expenses, due to a more concentrated client base for the six months ended December 31, 2025 and Travel expenses related to overseas oilfield operations are borne by clients. Selling expenses were 5.1% of total revenue for the six months ended December 31, 2025 and 12.3% of total revenue for the same period of 2024.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, share-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 19.3%, or ¥4.6 million ($0.7 million), from ¥24.0 million for the six months ended December 31, 2024 to ¥28.7 million ($4.1 million) in the same period of 2025. The increase was primarily due to higher severance compensation for FGS employees and the expensing of deferred financing costs during the six months ended December 31, 2025. General and administrative expenses accounted for 33.7% of total revenue for the six months ended December 31, 2025 and 57.1% of total revenue for the same period of 2024.

Allowance for (Reversal of) credit losses. Allowance for credit losses is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables, purchase advances and contract assets. We recorded allowance for credit losses of ¥0.9 million for the six months ended December 31, 2024 as compared to net recovery of credit losses of ¥0.02 million ($0.003 million) for the same period in 2025. The decrease in the allowance for credit losses was primarily attributable to strengthened procurement fund management aimed at optimizing payment timing, alongside more effective collection efforts. Management plans to continue to monitor and maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses decrease by 22.1%, or ¥2.2 million ($0.3 million) from ¥10.2 million for the six months ended December 31, 2024 to ¥7.9 million ($1.1 million) for the same period of 2025. R&D expenses accounted for 9.3% of total revenue in the six months ended December 31, 2025 and 24.2% of total revenue for the same period of 2024.

Net Loss

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2024	2025	(Decrease)	Change
Loss from operations	¥(26,899,782)	¥(12,442,661)	¥14,457,121	(53.7)%
Change in fair value of warrant liability	(10,327)	584	10,911	(105.7)%
Interest income	6,555,282	6,381,825	(173,457)	(2.6)%
Other expenses, net	(373,163)	(1,163,358)	(790,195)	211.8%
Loss before income taxes	(20,727,990)	(7,223,610)	13,504,380	(65.2)%
Income tax expenses (benefits)	1,609	(1,609)	(3,218)	(200.0)%
Net loss	(20,729,599)	(7,222,001)	13,507,598	(65.2)%
Less: Net loss attributable to non-controlling interest	(141,270)	(1,398,986)	(1,257,716)	890.3%
Net loss attributable to Recon Technology, Ltd	¥(20,588,329)	¥(5,823,015)	¥14,765,314	(71.7)%

Loss from operations. Loss from operations was ¥12.4 million ($1.8 million) for the six months ended December 31, 2025, compared to a loss of ¥26.9 million for the same period of 2024. The ¥14.5 million ($2.1 million) decrease in operating losses was mainly driven by higher gross profit, as previously discussed.

Change in fair value of warrant liability. The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Change in fair value changes of warrant liability was negative ¥10,327 and ¥584.0 ($84.0) for the six months ended December 31, 2024 and 2025, respectively. The primary reason for the decrease in the fair value loss of the warrant liability was the change in the fair value assessment price.

Interest income, net. Net interest income was ¥6.4 million ($0.9 million) for the six months ended December 31, 2025, compared to net interest income of ¥6.6 million for the same period of 2024. Interest income remained relatively stable.

Other expenses, net. Other net expenses amounted to ¥1.2 million ($0.2 million) for the six months ended December 31, 2025, compared to ¥0.4 million for the same period in 2024, representing an increase of ¥0.8 million ($0.1 million). The increase was primarily due to the closure of Qinghai BHD and the disposal of 51% equity interest in MSJ, which together resulted in a total loss on equity shares investments of ¥1.1 million.

Net loss. As a result of the factors described above, net loss was ¥7.2 million ($1.0 million) for the six months ended December 31, 2025, a decrease of ¥13.5 million ($1.9 million) from net loss of ¥20.7 million for the same period of 2024.

Liquidity and Capital Resources

As of December 31, 2025, we had cash in the amount of approximately ¥75.1 million ($10.7 million). As of June 30, 2025, we had cash in the amount of approximately ¥98.9 million ($14.1 million) and short-term investment in bank fixed income product of approximately ¥3.6 million ($0.5 million).

Indebtedness. As of December 31, 2025, we had ¥98 ($14) of warrant liability, ¥15.6 million ($2.2 million) short-term bank loans, ¥10.0 million ($1.4 million) short-term borrowings from a related party and ¥10.0 million ($1.4 million) long-term borrowings from a related party, ¥1.6 million ($0.2 million) of short-term lease payable due to third parties and ¥0.4 million ($0.1 million) of long-term lease payable due to third parties, ¥0.12 million ($0.02 million) of short-term lease payable and nil of long-term lease payable due to related parties, ¥44.1 million ($6.3 million) of contractual purchase commitments, and a liability of severance payments of ¥8.1 million ($1.1 million) which is very unlikely to be incurred in the foreseeable future other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

Holding Company Structure. We are a holding company with no operations of our own. All of our operations are conducted through the Domestic Companies. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon the receipt of dividends and other distributions from the Domestic Companies. In addition, Chinese legal restrictions permit payment of dividends to us by the Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, the Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of the domestic companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind-up.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Resources. To date we have financed our operations primarily through cash flows from financing activities. As of December 31, 2025, we had total assets of ¥543.0 million ($77.6 million), which includes cash of ¥75.1million ($10.7 million), net accounts receivable of ¥77.6 million ($11.1 million), loans to third parties of ¥265.3 million ($37.9 million) and net contract costs of ¥26.5 million ($3.8 million). Working capital amounted to ¥264.1 million ($37.8 million). Shareholders’ equity amounted to ¥464.4 million ($66.4 million).

Cash from Operating Activities. Net cash used in operating activities was ¥13.5 million ($1.9 million) for the six months ended December 31, 2025. This was an increase of approximately ¥0.8 million ($0.1 million) compared to net cash used in operating activities of approximately ¥12.7 million for the same period in 2024. The net cash used in operating activities for the six months ended December 31, 2025 was primarily attributable to the net loss attributable to the Company of ¥7.2 million ($1.0 million), further impacted by an increase in trade accounts receivable of ¥43.3 million ($6.2 million) and a decrease in advances from customers of ¥3.4 million ($0.5 million). These outflows were partially offset by a decrease in contract costs of ¥28.7 million ($4.1 million) and an increase in trade accounts payable of ¥4.2 million ($0.6 million).

Cash from Investing Activities. Net cash used in investing activities was approximately ¥13.2 million ($1.9 million) for the six months ended December 31, 2025. This was a decrease of approximately ¥62.3 million ($8.9 million) compared to net cash from investing activities of approximately ¥49.1 million for the same period in 2024, primarily resulting from the progression of the Recon-SD project, which required increased capital expenditure for construction-in-progress during this period.

Cash from Financing Activities. Net cash from financing activities amounted to ¥4.0 million ($0.6 million) for the six months ended December 31, 2025, as compared to net cash used in financing activities of ¥1.6 million for the same period in 2024. The increase in net cash from financing activities was mainly due to new bank loans were received during the six months ended December 31, 2025.

Working Capital. Total working capital as of December 31, 2025 amounted to ¥264.1 million ($37.8 million), compared to ¥295.6 million as of June 30, 2025. Total current assets as of December 31, 2025 amounted to ¥345.6 million ($49.4 million), a decrease of ¥10.5 million ($1.5 million) compared to approximately ¥356.2 million at June 30, 2025. The decrease in total current assets at December 31, 2025 compared to June 30, 2025 was mainly attributable to a decrease in short-term investments, cash, and net contract costs, partially offset by an increase in net trade accounts receivable. For the six months ended December 31, 2025, the

Company had approximately ¥13.5 million ($1.9 million) cash out flow from the operating activities, and as of December 31, 2025, our total future minimum purchase commitment under the non-cancellable purchase contracts were amounted to ¥44.1 million ($6.3 million). As of December 31, 2025, the Company had cash in the amount of approximately ¥75.1 million ($10.7 million) for the next operating cycle ending December 31, 2026. Based on the historical trends and the capital requirements of the new plant we are constructing, management believes that the Company will have sufficient working capital for its operations at least 12 months from the issuance date of this report.

Current liabilities. Current liabilities amounted to ¥81.6 million ($11.7 million) at December 31, 2025, in comparison to ¥60.6 million at June 30, 2025.

Capital Needs. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs. We may also raise capital through public offerings or private placements of our securities to finance our development of our business and to consummate any merger and acquisition, if necessary.

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all our contractual obligations as of December 31, 2025, which consists of our short-term loan agreements, operating lease obligations, loans from third parties, warrant liabilities and due to related party:

	Payment Due by Period
		Less			More
		than	1 – 3	3 – 5	than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term debt obligations	¥35,604,014	¥25,604,014	¥10,000,000	¥—	¥—
Operating lease obligations	2,158,822	1,793,751	365,071	—	—
Due to related parties	1,290,556	1,290,556	—	—	—
Purchase obligation	44,067,538	44,067,538	—	—	—
Warrant liabilities	98	—	98	—	—
Total	¥83,121,028	¥72,755,859	¥10,365,169	¥—	¥—

Select Condensed Financial Statements on Consolidated VIEs

The following table below provides a condensed consolidating schedule depicting the financial position, cash flows, and results of operations for the parent, the consolidated VIEs, and any eliminating adjustments separately as of the same dates and for the same periods for which audited consolidated financial statements are required.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Six Months Ended December 31, 2025
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations	Total
Revenue	¥—	¥—	¥85,048,921	¥—	¥85,048,921
Cost of Revenue	—	—	56,571,163	—	56,571,163
Gross Profit	—	—	28,477,758	—	28,477,758
Operating expenses	14,659,390	2,757,854	23,503,175	—	40,920,419
Income (loss) from operations	(14,659,390)	(2,757,854)	4,974,583	—	(12,442,661)
Other income, net	2,975,183	2,016,094	227,774	—	5,219,051
Loss from subsidiaries	—	6,602,952	—	(6,602,952)	—
Loss from VIEs	5,861,192	—	—	(5,861,192)	—
Income tax expenses (benefits)	—	—	(1,609)	—	(1,609)
Net income (loss)	(5,823,015)	5,861,192	5,203,966	(12,464,144)	(7,222,001)
Non-controlling interest	—	—	(1,398,986)	—	(1,398,986)
Net income (loss) Attributable to Recon Technology, Ltd	¥(5,823,015)	¥5,861,192	¥6,602,952	¥(12,464,144)	¥(5,823,015)

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2025
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥33,802,073	¥22,640,131	¥18,642,778	¥—	¥75,084,982
Restricted cash	—	—	8,204	—	8,204
Short-term investments	—	—	—	—	—
Other current assets	99,584,193	38,309,179	132,641,635	—	270,535,007
Intercompany receivables	456,757,725	158,442,700	—	(615,200,425)	—
Total current assets	590,143,991	219,392,010	151,292,617	(615,200,425)	345,628,193
Investments in subsidiaries and VIEs	(124,488,443)	—	—	124,488,443	—
Benefits through VIEs and VIE’s subsidiaries	—	(138,051,227)	—	138,051,227	—
Other non-current assets	—	155,742,321	41,625,948	—	197,368,269
Total non-current assets	(124,488,443)	17,691,094	41,625,948	262,539,670	197,368,269
Total Assets	465,655,548	237,083,104	192,918,565	(352,660,755)	542,996,462
Intercompany payables	—	351,951,508	263,248,917	(615,200,425)	—
Other liabilities and accrued liabilities	1,278,933	15,193,447	75,458,242	—	91,930,622
Total Liabilities	1,278,933	367,144,955	338,707,159	(615,200,425)	91,930,622
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 10,627,426 shares and 10,627,426 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively	101,548	—	—	—	101,548
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 20,000,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively	14,038	—	—	—	14,038
Additional paid-in capital	698,913,255	21,329,101	5,573,408	(26,902,509)	698,913,255
Retained earnings	(264,574,725)	(143,703,322)	(129,118,721)	272,822,043	(264,574,725)
Accumulated other comprehensive income (loss)	29,922,499	(7,687,630)	(8,932,506)	16,620,136	29,922,499
Total Shareholders’ Equity	464,376,615	(130,061,851)	(132,477,819)	262,539,670	464,376,615
Non-controlling interests	—	—	(13,310,775)	—	(13,310,775)
Total Liabilities and Equity	¥465,655,548	¥237,083,104	¥192,918,565	¥(352,660,755)	¥542,996,462

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31, 2025
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash generated by (used in) operating activities	¥(6,349,827)	¥(11,383,702)	¥4,270,506	—	¥(13,463,023)
Net cash generated by (used in) investing activities	(6,351,617)	(15,986,222)	20,286,582	(11,131,133)	(13,182,390)
Net cash generated by (used in) financing activities	—	12,538,003	(19,669,136)	11,131,133	4,000,000
Effect of exchange rate fluctuation on cash and cash equivalents	(12,434,661)	6,022,398	5,268,081	—	(1,144,182)
Net change in cash	(25,136,105)	(8,809,523)	10,156,033	—	(23,789,595)
Opening cash balance	58,938,178	31,449,654	8,494,949	—	98,882,781
Restricted cash	—	—	8,204	—	8,204
Ending cash balance	¥33,802,073	¥22,640,131	¥18,642,778	—	¥75,084,982